Exhibit 99.1

Enerplus Announces Analyst Day Webcast Details

CALGARY, April 12, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the webcast details for our Enerplus Analyst Days.

Live Webcast Options:

Date:	Monday, April 16, 2012
Time:	9:00 - 11:30 am MT 11:00 - 1:30 pm ET
Webcast:	http://w.on24.com/r.htm?e=414231&s=1&k=4C585A9CFD98A5FE08DAA11425C41EC5

Date:	Wednesday, April 18, 2012
Time:	9:00 - 11:30 am ET 7:00 - 9:30 am MT
Webcast:	http://event.on24.com/r.htm?e=414249&s=1&k=8DE604037D90AD1820B5F1068EDD2096

Date:	Thursday, April 19, 2012
Time:	9:00 - 11:30 am ET 7:00 - 9:30 am MT
Webcast:	http://w.on24.com/r.htm?e=416139&s=1&k=5B68F9847A07048EA8D73D9656F2DE23

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  The login details can also be found on our website at www.enerplus.com.

This presentation will provide an update on our overall operations and plans for 2012.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:07e 12-APR-12